December 14, 2022 Via EDGAR Robert Shapiro Staff Attorney Division of Corporation Finance AD 11 - Office of Telecommunications United States Securities and Exchange Commission 100 F. Street, NE Washington, D.C. 20549 Re: Regis Corporation Form 10-K for the Year Ended June 30, 2022 Filed August 23, 2022 Earnings Release on Form 8-K Furnihed shed November 1, 2022 Earnings Release on Form 8-K Furnihed shed August 23, 2022 File No. 001-12725 Dear Mr. Shapiro, We are submitting this letter in response to the comments from the Staff of the Securities and Exchange Commission (the "Commission") received by electronic mail dated November 22, 2022 relating to the Company's Form 10-K filed with the Commission on August 23, 2022. The comments received from the Commission have been reproduced here in italics and the response from Regis Corporation (the "Company") can be found below each comment. Comment received from the Commission: Earnings Release on Form 8-K Furnished on August 23, 2022 Exhibit 99.1 Regis Corporation Reports Fourth Quarter and Full Year 2022 Results Comment received from the Commission: 1. Please present the most directly comparable GAAP measure to the non-GAAP measures Adjusted EBITDA and EBITDA in the highlights section and throughout your earnings release with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K. Company Response: We respectfully acknowledge the Staff’s comment, and the Company will present the most directly comparable GAAP measure with equal or greater prominence to each non-GAAP measures in future disclosures. For example, in the Company’s earnings releases, we will present GAAP net income before the non-GAAP measures EBITDA and Adjusted EBITDA.

Comment received from the Commission: 2. Referencing 'Other Non-GAAP financial measures' in the "Non-GAAP Reconciliations" section, disclose the specific non- GAAP measures presented in your reconciliations and the reasons management believes these non-GAAP financial measures provide useful information to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K. Company Response: We respectfully acknowledge the Staff’s comment, and the Company will separately identify each non-GAAP measure in future filings and the reasons we believe each measure is useful to investors, recognizing that the same reasons often apply to multiple non- GAAP measures. For example, in the Company’s future earnings releases, assuming the same use of non-GAAP measures as in the earnings release furnished on Form 8-K on August 23, 2022, the paragraph under “Non-GAAP Reconciliations” will read as follows: We believe our presentation of non-GAAP operating income (loss), non-GAAP net loss, non-GAAP net loss per diluted share, adjusted net loss from continuing operations, EBITDA and EBITDA, as adjusted (or Adjusted EBITDA) provides meaningful insight into our ongoing operating performance and a supplemental perspective of our results of operations. Presentation of the non-GAAP measures allows investors to review our core ongoing operating performance from the same perspective as management and the Board of Directors. These non-GAAP financial measures provide investors an enhanced understanding of our operations, facilitate investors’ analyses and comparisons of our current and past results of operations and provide insight into the prospects of our future performance. We also believe the non-GAAP measures are useful to investors because they provide supplemental information that research analysts frequently use to analyze financial performance Earnings Release on Form 8-K Furnished on November 1, 2022 Exhibit 99.1 Regis Corporation Reports Operating Profit for the First Time in 16 Quarters Financial Highlights, page 1 Comment received from the Commission: 3. Please present the most directly comparable GAAP measure to Franchise EBITDA and adjusted Franchise EBITDA with equal or greater prominence in the Financial Highlights. Refer to Item 10(e)(1)(i)(A) of Regulation S-K. Company Response: We respectfully acknowledge the Staff’s comment related to Franchise EBITDA and adjusted Franchise EBITDA above. During the second quarter of fiscal year 2023, we will be changing our measure of segment profit or loss, in accordance with Accounting Standards Codification (“ASC”) No. 280, Segment Reporting. This is a result of our evolving reporting since our CODM, our CEO, was named in May 2022 which was supported by a new financial planning software implemented in the second quarter of fiscal year 2023. The new software has enabled changes to the availability and type of information available to the CODM. Beginning in the second quarter of fiscal year 2022, the information provided to the CODM no longer includes operating income (loss) by segment which was our previous segment measure of profit or loss. Previously, both operating income (loss) and adjusted EBITDA were used to make resource allocation decisions by segment. In accordance with ASC 280-10-55-9, when multiple measures of segment profit or loss are used by the CODM, the reported measure should be the one most consistent with GAAP, which historically was operating income (loss). However, beginning in the second quarter of fiscal year 2023, the only measure provided to the CODM is adjusted EBITDA. Going forward, we will adjust our segment footnote included in our Forms 10-Q and 10-K to reflect that Adjusted EBITDA is the measure of profit or loss reviewed by the CODM in accordance with ASC 280. Further, the Adjusted EBITDA measure will be reconciled to net income within the segment footnote. Accordingly, adjusted Franchise EBITDA will not be a non-GAAP measure going forward, as reflected in Compliance & Disclosure Interpretation 104.01. Furthermore, we do not intend to disclose Franchise EBITDA going forward.

Comment received from the Commission: 4. Please present a reconciliation of adjusted Franchise EBITDA to the comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K. Company Response: We respectfully acknowledge the Staff’s comment related to adjusted Franchise EBITDA above. As noted above, going forward we will adjust our segment footnote included in our Forms 10-Q and 10-K to reflect that Adjusted EBITDA is the measure of profit or loss reviewed by the CODM in accordance with ASC 280. Further, the Adjusted EBITDA measure will be reconciled to net income within the segment footnote. Non-GAAP Reconciliations Reconciliation Of Reported Franchise EBITDA As A Percent Of U.S. GAAP Revenue To EBITDA As A Percent Of Adjusted Revenue, page 15 Comment received from the Commission: 5. Please explain the purpose of the presentation of Franchise EBITDA and why this is not a tailored measure of revenue in violation of Rule 100(b) of Regulation G in regard to the adjustments for franchise rental income and advertising fund contributions. Refer to Question 100.04 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures ("C&DI"). In addition, please clearly identify Franchise EBITDA in your reconciliation as this measure is not described in the table. Company Response: We respectfully acknowledge the Staff’s comments related our presentation of As Adjusted EBITDA as a Percent of Adjusted Revenue. The purpose of this disclosure is to remove non-margin revenue from total revenue to arrive at an adjusted margin. We are not adjusting the timing of revenue recognition noted in Question 100.04 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Rather, we remove non-margin generating revenue completely. EBITDA margin is a common metric used by investors however, the majority of our revenue is offset by equal expense, so it does not contribute to our margin. We remove the non-margin revenue from this metric in order to show a meaningful margin rate. Additionally, in regard to the use of Franchise EBITDA in the reconciliation, this term is defined and reconciled to the closest GAAP measure in the proceeding table. Going forward we will include adjusted Franchise EBITDA as our measure when presenting our financial results and in our in our segment footnote within Forms 10-Q and 10-K which will be reconciled to net income. Comment received from the Commission: 6. Refer to your "Reconciliation of Selected U.S. GAAP To Non-GAAP Financial Measures" table. This presentation appears to be prohibited by the first bullet under Question 102.10 of the C&DI. Please remove this presentation. Company Response: We respectfully acknowledge the Staff’s comment, and the Company will remove the Reconciliation of Selected U.S. GAAP To Non- GAAP Financial Measures table from future disclosures, ensuring that we retain separate reconciliation tables for any individual non- GAAP measures disclosed. ******

We hope that this letter responds adequately to the Staff’s comments. If you have any further comments or concerns, please do not hesitate to contact me at (612) 416-3663. Sincerely, /s/ Kersten D. Zupfer Kersten D. Zupfer Executive Vice President and Chief Financial Officer